Exhibit 99.2

Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations together with (i) our unaudited interim consolidated financial statements as of and for the three months ended March 31, 2026, included as Exhibit 99.1 to this Report on Form 6-K (this “Report”), (ii) our audited consolidated financial statements and other financial information as of and for the year ended December 31, 2025 appearing in our Annual Report on Form 20-F for the year ended December 31, 2025 (our “Annual Report”) and (iii) Item 5 — “Operating and Financial Review and Prospects” of our Annual Report. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section entitled “Cautionary Statement Regarding Forward-Looking Statement” and in the section entitled Item 3.D. “Risk Factors” of our Annual Report, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Unless otherwise designated, the terms “we”, “us”, “our”, “Innoviz”, “the Company” and “our company” refer to Innoviz Technologies Ltd.

All references in this Report to “Israeli currency” and “ILS” refer to Israeli New Shekels, and the terms “dollar,” “USD” or “$” refer to U.S. dollars.

Forward-Looking Statements

Statements in this Report may constitute “forward-looking statements” within the meaning of the United States federal securities laws. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “might,” “will,” “could,” “would,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “seeks,” “estimates,” “predicts,” “potential,” “continue,” “contemplate” or “opportunity,” the negative of these words or words of similar import. Similarly, statements that describe our business outlook or future economic performance, anticipated revenues, expenses or other financial items, introductions and advancements in development of products, and plans and objectives related thereto, and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are also forward-looking statements. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth in Item 3.D. “Risk Factors” in our Annual Report, as well as those discussed elsewhere in our Annual Report and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”).

Company Overview

We are a leading Tier-1 direct supplier of high-performance, automotive grade LiDAR sensor platforms and complementary software stacks. Our solutions are designed to bring enhanced vision and superior performance to enable Physical AI through safe autonomous driving and other perception-focused applications at a mass scale. We provide complete LiDAR based solutions for OEMs (original equipment manufacturers) and Tier-1 partners that are developing autonomous driving vehicles for the passenger car, robotaxi, shuttle, delivery vehicle and truck markets. We also leverage our proven automotive-grade LiDAR technology to offer solutions for non-automotive markets, including smart infrastructure, perimeter security, traffic management and robotics through our InnovizSMART product line, which is designed for, among other applications, Physical AI smart applications.

We were founded in 2016, and our culture has been built on solving sophisticated technological problems through creativity and agile thinking. We created a new type of LiDAR sensor from the chip-level up, including a suite of powerful and sophisticated software applications. In 2018, we achieved a design win to power BMW’s Level 3 autonomous platform, a program that reached maturity during 2024 with vehicles beginning to be sold with our LiDARs and complementary software stack.

In 2022, we made the strategic decision to become a Tier-1 direct supplier to the automotive industry enabling direct technical engagement with OEMs and improved pricing, which has played a significant role in our subsequent major OEM program wins. That same year, following more than two years of extensive diligence and qualification, Volkswagen selected us as its direct LiDAR supplier for automated vehicles across several Volkswagen brands using our InnovizTwo platform. In 2023, we announced that Volkswagen aims to expand its use of our InnovizTwo LiDAR to its I.D Buzz light commercial vehicle program. In 2024, we announced that Mobileye Vision Technologies Ltd. (“Mobileye”) will use the InnovizTwo Long-Range and InnovizTwo Short- to Mid-Range LiDARs for the Mobileye Drive™ platform. In September 2025, Daimler Truck North America LLC (“Daimler Truck”) selected us as a future series production supplier of advanced LiDAR units for SAE Level 4 autonomous class-8 semi-trucks.

We are currently expanding our third-party manufacturing capacity through contract manufacturers to meet anticipated demand. As part of this effort, we have entered into arrangements with contract manufacturing partners with automotive-grade facilities, and we expect these collaborations to enable volume production as customer demand increases.

In June 2025, we announced the launch of InnovizSMART, a high-performance LiDAR sensor based on the InnovizTwo platform, designed for a range of applications, including security, mobility, aerial, robotics, and intelligent traffic management, which we believe are well-suited for Physical AI deployments. With the maturation of our InnovizTwo LiDAR platform and expanding production capabilities, we are broadening our scope to focus on additional markets seeking affordable, high-performing LiDAR solutions.

Recent Developments

ATM Program

In August 2025, we launched an at-the-market program with Jefferies LLC (as sales agent), pursuant to which we may offer and sell, from time to time, to or through the sales agent, our ordinary shares having an aggregate offering price of up to $75,000,000 (the “ATM Program”). During the quarter ended March 31, 2026, we issued and sold 6,163,432 ordinary shares under the ATM Program for net proceeds to the Company of approximately $4.2 million.

Launch of InnovizTwo Ultra Long-Range LiDAR

On April 22, 2026, we announced the launch of InnovizTwo Ultra Long-Range (ULR) LiDAR, a new sensor designed to provide detection capability at distances of up to 1 kilometer. InnovizTwo ULR is built on the InnovizTwo platform, using the same production tools and processes. The first samples of InnovizTwo ULR have been delivered to select customers in 2026.

Entry into Defense and Homeland Security Markets

On April 28, 2026, we announced that we are entering the defense and homeland security (“HLS”) markets through the offering of our existing InnovizSMART and InnovizTwo Ultra Long-Range LiDAR sensors, which were developed for civilian applications, as a solution for defense and HLS customers. These products are suitable for applications including perimeter and facility security, mapping and situational awareness and drone detection.

Nasdaq Notification of Non-Compliance with Minimum Bid Price Requirement

On March 27, 2026, we announced that we received a notification letter from Nasdaq notifying us that the minimum bid price per share for our ordinary shares has been below $1.00 for a period of 30 consecutive business days, and as a result, we no longer meet the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2). The notification has no immediate effect on the listing of our shares on Nasdaq. We have been provided with a grace period of 180 days, until September 21, 2026, to regain compliance with the minimum bid price requirement.

Events in Israel

On February 28, 2026, Israel and the United States launched a joint operation against targets in Iran. In response, Iran launched ballistic missiles and drones against targets in Israel and in other countries in the region, including the United Arab Emirates, Bahrain and Kuwait, as well as at U.S. military assets in the Middle East. The escalation also contributed to resumption of hostilities between Israel and Hezbollah in Lebanon. In early April 2026, the United States and Iran agreed to a conditional ceasefire that included Israel, and a separate ceasefire arrangement is in place between Israel and Lebanon. The situation remains volatile, and we are unable to predict if, when, or on what terms further escalation may occur or be resolved. At this time, we do not expect the current conflict (or other ongoing conflicts) to have a material impact on our financial and operational results; however, since these are events beyond our control, their continuation or cessation may affect our expectations. We continue to monitor political and military developments closely.

A. Results of Operations

The results of operations presented below should be reviewed in conjunction with (i) our unaudited interim consolidated financial statements as of and for the three months ended March 31, 2026, included in Exhibit 99.1 to this Report, (ii) our audited consolidated financial statements as of and for the year ended December 31, 2025 appearing in our Annual Report, and (iii) Item 5 - “Operating and Financial Review and Prospects” of our Annual Report. The following table sets forth our consolidated results of operations data for the periods presented:

	Three Months Ended March 31,
	2026	2025
	(In thousands, except share and per share data) (unaudited)
Revenues	$7,133	$17,390
Cost of revenues	(8,716)	(10,408)
Gross profit (loss)	(1,583)	6,982
Operating expenses:
Research and development	16,757	14,830
Sales and marketing	2,275	1,721
General and administrative	5,857	4,455
Total operating expenses	24,889	21,006
Operating loss	(26,472)	(14,024)
Financial income, net	308	1,416
Loss before taxes on income	(26,164)	(12,608)
Taxes on income	(35)	(34)
Net loss	$(26,199)	$(12,642)

Basic and diluted net loss per ordinary share	$(0.12)	$(0.07)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	215,511,076	185,534,529

Comparison of the Three Months Ended March 31, 2026 and 2025

Revenues

	Three Months Ended March 31,		Change	Change
	2026	2025	$	%
	(In thousands)	(In thousands)	(In thousands)
Revenues	$7,133	$17,390	$(10,257)	(59)%

Revenues decreased by approximately $10.3 million, or 59%, to approximately $7.1 million for the three months ended March 31, 2026 from approximately $17.4 million for the three months ended March 31, 2025.

The decrease in revenues was primarily due to decreased sales of NRE (Non-Recurring Engineering services), which contributed approximately $2.9 million during the three months ended March 31, 2026 compared to approximately $15.9 million in revenues during the three months ended March 31, 2025, partially offset by increased sales of LiDAR sensors.

Cost of Revenues and Gross Margin

	Three Months Ended March 31,		Change	Change
	2026	2025	$	%
	(In thousands except percentages)		(In thousands)
Cost of revenues	$8,716	$10,408	$(1,692)	(16)%
Gross margin	(22)%	40%

Cost of revenues decreased by approximately $1.7 million, or 16%, to approximately $8.7 million for the three months ended March 31, 2026 from approximately $10.4 million for the three months ended March 31, 2025.

The decrease in cost of revenues was primarily due to a decrease in costs related to sales of NRE, partially offset by an increase in costs related to sales of LiDAR sensors. Gross margin decreased to approximately (22)% for the three months ended March 31, 2026 from approximately 40% for the three months ended March 31, 2025, primarily due to decreased sales of NRE.

Operating Expenses

	Three Months Ended March 31,		Change	Change
	2026	2025	$	%
	(In thousands)	(In thousands)	(In thousands)
Research and development	$16,757	$14,830	$1,927	13%
Sales and marketing	2,275	1,721	554	32%
General and administrative	5,857	4,455	1,402	31%
Total operating expenses	$24,889	$21,006	$3,883	18%

Research and Development

Research and development expenses increased by approximately $1.9 million, or 13%, to approximately $16.8 million for the three months ended March 31, 2026 from approximately $14.8 million for the three months ended March 31, 2025.

The increase was primarily attributable to increased payroll of approximately $1.8 million (primarily related to foreign currency exchange differences due to devaluation of the USD against the ILS and to decreased allocation of direct costs related to sales of NRE, partially offset by a decrease in headcount).

Sales and Marketing

Sales and marketing expenses increased by approximately $0.6 million, or 32%, to approximately $2.3 million for the three months ended March 31, 2026 from approximately $1.7 million for the three months ended March 31, 2025.

The increase was primarily attributable to increased payroll of approximately $0.5 million (primarily related to increase in headcount and to foreign currency exchange differences due to devaluation of the USD against the ILS).

General and Administrative

General and administrative expenses increased by approximately $1.4 million, or 31%, to approximately $5.9 million for the three months ended March 31, 2026 from approximately $4.5 million for the three months ended March 31, 2025.

The increase was primarily attributable to increased payroll of approximately $0.6 million (primarily related to foreign currency exchange differences due to devaluation of the USD against the ILS), increased stock-based compensation of approximately $0.6 million and increased consulting services expenses of approximately $0.3 million.

Financial Income, net

	Three Months Ended March 31,		Change	Change
	2026	2025	$	%
	(In thousands)	(In thousands)	(In thousands)
Financial income, net	$308	$1,416	$(1,108)	(78)%

Financial income, net was approximately $0.3 million for the three months ended March 31, 2026, compared to financial income, net of approximately $1.4 million for the three months ended March 31, 2025.

The decrease was primarily related to foreign currency exchange differences of approximately $0.9 million (out of which approximately $0.8 million is due to differences arising from our ILS denominated lease liabilities under ASC 842), and decreased bank deposits interest income of approximately $0.2 million.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors.

Foreign Currency Risk

Our financial results are reported in USD, and changes in the exchange rate between USD and local currencies in the countries in which we operate (primarily ILS) may affect the results of our operations. In the three months ended March 31, 2026, substantially all of our revenues were denominated in USD. The USD cost of our operations in countries other than the United States may be negatively influenced by devaluation of the USD against other currencies.

During the three months ended March 31, 2026, the value of the USD devaluated against the value of the ILS by approximately 0.8%. Our most significant foreign currency exposures are related to our operations in Israel. We hedge our anticipated exposure by exchanging USD into ILS and by entering forward contracts to exchange USD into ILS in amounts sufficient to fund up to six months of operations and monitoring foreign currency exchange rates over time.

Interest Rate Risk

Our investment strategy is to achieve a return that will allow us to preserve capital and meet our liquidity requirements. We invest in bank deposits and marketable securities, primarily in USD.

Our cash and cash equivalents are exposed to market risk related to changes in interest rates, which is affected by changes in the general level of the Bank of Israel interest rates and United States Federal Reserve interest rates. Due to the short-term nature and the low-risk profile of our interest-bearing accounts, an immediate 10% change in interest rates would not have a material effect on the fair market value of our cash and cash equivalents, bank deposits and restricted deposits or on our financial position or results of operations.

Our investments in marketable securities are primarily in securities with an average credit rating of “A” and a maturity of up to three years. We do not intend to invest more than 5% of our investment portfolio in a single security at time of purchase.

Other Market Risks

We do not believe that inflation had a material effect on our business, financial conditions or results of operations during the three months ended March 31, 2026 and 2025.

B. Liquidity and Capital Resources

Sources of Liquidity

During the three months ended March 31, 2026 and 2025, we funded our operations primarily from the approximately $61.4 million in net proceeds we received from our August 2023 underwritten equity offering, the approximately $37.3 million in net proceeds we received from our February 2025 registered direct offering, the approximately $17.4 million in net proceeds we received from the ATM Program during 2025 and 2026, and the revenues generated from the sale of goods and services.

As of March 31, 2026, we had approximately $60.1 million in cash and cash equivalents, short term bank deposits, short term restricted cash and marketable securities. Cash equivalents and marketable securities are invested in accordance with our investment policy.

Cash Flows Summary

The following table summarizes our cash flows for the periods presented:

	Three Months Ended March 31,
	2026	2025
	(In thousands)	(In thousands)
Net cash used in operating activities	$(14,451)	$(18,760)
Net cash provided by (used in) investing activities	6,000	(30,870)
Net cash provided by financing activities	4,249	37,738
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(74)	(104)
Decrease in cash, cash equivalents and restricted cash	$(4,276)	$(11,996)

Operating Activities

During the three months ended March 31, 2026, operating activities used approximately $14.5 million. The primary factors affecting operating cash flows during the three months ended March 31, 2026 were the net loss of approximately $26.2 million, impacted by non-cash charges of approximately $11.7 million consisting of stock-based compensation of approximately $3.7 million, depreciation and amortization of approximately $1.3 million and a decrease in working capital of approximately $6.7 million.

During the three months ended March 31, 2025, operating activities used approximately $18.8 million. The primary factors affecting operating cash flows during the three months ended March 31, 2025 were the net loss of approximately $12.6 million, impacted by non-cash charges of approximately $6.2 million consisting of stock-based compensation of approximately $4.8 million, depreciation and amortization of approximately $1.4 million and an increase in working capital of approximately $(12.4) million.

Investing Activities

During the three months ended March 31, 2026, cash provided by investing activities was approximately $6.0 million, which primarily resulted from withdrawal of bank deposits of approximately $27.4 million and proceeds from sales and maturities of marketable securities of approximately $5.3 million, partially offset by investment in bank deposits of approximately $19.9 million, investment in marketable securities of approximately $5.4 million and purchase of property and equipment of approximately $1.4 million.

During the three months ended March 31, 2025, cash used in investing activities was approximately $30.9 million, which primarily resulted from investment in bank deposits of approximately $44.3 million, investment in marketable securities of approximately $14.9 million and purchase of property and equipment of approximately $1.9 million, partially offset by proceeds from sales and maturities of marketable securities of approximately $17.7 million and withdrawal of bank deposits of approximately $12.5 million.

Financing Activities

During the three months ended March 31, 2026, cash provided by financing activities was approximately $4.2 million resulting from approximately $4.2 million in proceeds from the sale of our ordinary shares under the ATM Program, net of paid issuance costs.

During the three months ended March 31, 2025, cash provided by financing activities was approximately $37.7 million resulting from approximately $37.6 million in proceeds from our registered direct offering, net paid of issuance costs, and approximately $0.1 million from the exercise of employee stock options.

Funding Requirements

We expect to continue to invest substantially in our research and development activities and incur commercialization expenses related to product sales, marketing, manufacturing and distribution. As we achieve further commercial success, we may need to obtain additional funding to support our continuing operations. In addition, our financial stability is reviewed by existing and potential customers from time to time and we believe that a stronger cash position provides us additional time to execute our growth strategy and is perceived positively by existing and potential customers and may also provide us with higher grading in such customers’ diligence processes. If we are unable to obtain capital when and if needed or on attractive terms, we could be forced to delay, reduce or eliminate some of our research and development programs or future commercialization efforts.

As of March 31, 2026, we had cash and cash equivalents, short term bank deposits, short term restricted cash and marketable securities of approximately $60.1 million. We expect those funds to be sufficient to continue to execute our business plan for at least the next 12 months.

Additionally, we intend to fund our operations from revenues generated from the sale of goods and services and proceeds from the sale of our ordinary shares from time to time under the ATM Program.

We also expect our losses to be similar or lower in future periods as we:

•	anticipate additional inflows of NRE payments from various programs to balance some of our losses;

•	expand production capabilities to produce our LiDAR solutions, and accordingly incur costs associated with outsourcing the production of our LiDAR solutions;

•	expand our design, development, installation and servicing capabilities;

•	continue to invest in research and development;

•	increase our test and validation activities as part of our Tier-1 responsibilities;

•	produce an inventory of our LiDAR solutions; and

•	continue to invest in sales and marketing activities, including diversification of our target markets, and develop our distribution infrastructure.

Because we will incur costs and expenses from these efforts before we receive incremental revenues with respect thereto, losses in future periods will be significant. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses.

Off-Balance Sheet Arrangements

Our remaining performance obligations are comprised of application engineering services not yet rendered. As of March 31, 2026, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $22.6 million. We expect to recognize the majority of them as revenues within the next 12 months.

Other than as set forth above, we have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.